EXHIBIT 99.1

BROOKFIELD RENEWABLE AND TERRAFORM POWER ENTER INTO A DEFINITIVE MERGER AGREEMENT

All amounts in U.S. dollars unless otherwise stated

  Each share of Class A common stock of TERP will be acquired for consideration equivalent to 0.381 of a BEP unit, which represents a 17% premium to TERP’s unaffected trading price1. TERP shareholders can elect to receive BEPC shares or BEP units
  Combined business will be one of the largest, integrated pure-play renewable power companies in the world with one of the strongest investment grade balance sheets in the sector, no material near term maturities, and a 20-year track record of creating shareholder value across multiple economic cycles
  Available liquidity of the combined company will approximate $3.1 billion and shareholders will benefit from $5 billion of private capital available from Brookfield’s unlisted fund
  TERP shareholders will benefit from a broader growth mandate that includes the acquisition of global, multi-technology renewable power assets and development opportunities, an investment grade balance sheet, increased liquidity, and enhanced diversification
  The Special Committee of TERP’s Board of Directors unanimously recommends the transaction

BROOKFIELD, NEWS, March 16, 2020 (GLOBE NEWSWIRE) -- Brookfield Renewable Partners L.P. (“Brookfield Renewable” or “BEP”) (TSX: BEP.UN; NYSE: BEP) and TerraForm Power, Inc. (“TerraForm Power” or “TERP”) (Nasdaq: TERP) today announced that they have entered into a definitive merger agreement for Brookfield Renewable to acquire all of the outstanding shares of Class A common stock of TerraForm Power, other than the approximately 62% currently owned by Brookfield Renewable and its affiliates.

Each share of Class A common stock of TerraForm Power will be acquired for consideration equivalent to 0.381 of a Brookfield Renewable unit. For each share of TerraForm Power’s Class A common stock held, TERP shareholders will be entitled to receive, at their election, either Class A shares of Brookfield Renewable Corporation (“BEPC shares”) or limited partnership units of Brookfield Renewable (“BEP units”).

The Special Committee of the Board of Directors at TerraForm Power (the “Special Committee”), comprised solely of non-executive, independent directors of TerraForm Power, has unanimously recommended that TERP shareholders approve the transaction. The Special Committee believes the transaction is fair to and in the best interests of TERP and its unaffiliated shareholders.

“This is a compelling transaction that creates significant value for investors in both companies through a simplified corporate structure and continued sponsorship from Brookfield Asset Management,” said Sachin Shah, CEO of Brookfield Renewable. “We are pleased to have reached an agreement for a combined business with a longstanding track record of creating value for shareholders through all economic cycles, where investors will benefit from a globally diversified mandate, supported by significant access to capital and one of the strongest investment grade balance sheets in the sector.”

He continued, “The form of consideration through BEP units or the new BEPC shares will allow TERP shareholders to choose how to most efficiently participate in the transaction, either through a partnership or corporate structure.”

Mac McFarland, Chair of the Special Committee, said, “We are pleased to have reached this agreement with Brookfield Renewable and believe it is in the best interests of TERP and its shareholders. Since receiving Brookfield Renewable’s initial proposal in January, the Special Committee has conducted extensive due diligence. With the assistance of our independent advisors, we have concluded that Brookfield Renewable’s improved proposal, which includes an increase in the exchange ratio, provides an immediate realization of value and upside potential. With the transaction, TERP shareholders will benefit from access to a broader growth mandate that includes the acquisition of global, multi-technology renewable power assets and development opportunities, as well as increased access to capital and liquidity, underpinned by an investment grade balance sheet.”

The combined company will be one of the largest publicly-traded, globally-diversified, multi-technology, pure-play renewable power platforms, with total assets of approximately $50 billion and expected annual funds from operations of approximately $1 billion.

____________

  Based on unaffected trading prices of $15.60/share and $48.07/unit for TERP and BEP, respectively at market close on January 10, 2020.

Transaction Details

As consideration for the transaction, TERP shareholders can elect to receive, for each share of TerraForm Power Class A common stock held, either BEPC shares or BEP units. Consideration for each share of Class A common stock of TERP will be equivalent to 0.381 of a BEP unit. TERP shareholders who do not make any election will receive BEPC shares. There is no limit on the number of TERP shares that may be exchanged for BEPC shares or BEP units.

As previously announced, Brookfield Renewable also intends to make a special distribution of BEPC shares to its unitholders. BEPC is a Canadian corporation and will be listed on the TSX and NYSE. The BEPC shares are structured with the intention of being economically equivalent to a BEP unit, including identical distributions, as and when declared, and will be fully exchangeable at any time, at the shareholder's option, for a BEP unit on a one-for-one basis. As such, offering TERP shareholders the right to elect to receive BEP units or BEPC shares provides them the option of investing in Brookfield Renewable through a partnership or corporate structure. The exchange ratio will proportionally reflect the contemplated special distribution of BEPC shares to Brookfield Renewable unitholders, which we expect to close concurrently with the closing of the transaction.

The transaction is subject to, among other things, the non-waivable approval of TERP shareholders representing a majority of the outstanding shares of TERP Class A common stock not owned by Brookfield Renewable and its affiliates. The transaction is also subject to other customary closing conditions and is expected to close in the third quarter of 2020.

BMO Capital Markets and Scotiabank are serving as financial advisors and Cravath, Swaine & Moore LLP and Torys LLP are serving as legal counsel to Brookfield Renewable.

Morgan Stanley & Co. LLC and Greentech Capital Advisors are serving as financial advisors and Kirkland & Ellis LLP and Richard, Layton and Finger LLP are serving as legal counsel to the Special Committee.

Brookfield Renewable Partners

Brookfield Renewable operates one of the world’s largest publicly traded, pure-play renewable power platforms. Our portfolio consists of hydroelectric, wind, solar and storage facilities in North America, South America, Europe and Asia, and totals approximately 19,000 megawatts of installed capacity and an approximately 13,000 megawatt development pipeline. Brookfield Renewable is listed on the New York and Toronto stock exchanges. Further information is available at https://bep.brookfield.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Renewable is the flagship listed renewable power company of Brookfield Asset Management, a leading global alternative asset manager with over $540 billion of assets under management.

TerraForm Power

TerraForm Power owns and operates a best-in-class renewable power portfolio of solar and wind assets located primarily in the U.S. and E.U., totaling more than 4,200 MW of installed capacity. TerraForm Power’s goal is to acquire operating solar and wind assets in North America and Western Europe. TerraForm Power is listed on the Nasdaq Stock Market (Nasdaq: TERP).

Brookfield Contact Information:
Media: Claire Holland Vice President – Communications (416) 369-8236 claire.holland@brookfield.com	Investors: Robin Kooyman Senior Vice President – Investor Relations (416) 649-8172 robin.kooyman@brookfield.com

TerraForm Power Contact Information: Sherif El-Azzazi Head of Investor Relations (646) 992-2437 investors@terraform.com

Cautionary Statement Regarding Forward-looking Statements
This communication contains forward-looking statements and information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “will”, “intend”, “should”, “could”, “target”, “growth”, “expect”, “believe”, “plan”, derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements. Forward-looking statements in this communication include statements regarding the transaction, the prospects and benefits of the combined company and the special distribution of BEPC shares and any other statements regarding the parties’ future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance. Although Brookfield Renewable and TerraForm Power believe that these forward-looking statements and information are based upon reasonable assumptions and expectations, you should not place undue reliance on them, or any other forward-looking statements or information in this communication. The future performance and prospects of Brookfield Renewable and TerraForm Power is subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Renewable and TerraForm Power to differ materially from those contemplated or implied by the statements in this communication include uncertainties as to whether TerraForm Power’s Special Committee will continue to recommend any transaction with BEP to the TERP stockholders; uncertainties as to whether TerraForm Power stockholders not affiliated with Brookfield Renewable will approve any transaction; uncertainties as to whether the other conditions to the transaction will be satisfied or satisfied on the anticipated schedule; the timing of the transaction and whether the transaction will be completed, including as a result of potential litigation in connection with the transaction; failure to realize contemplated benefits from the transaction, including the possibility that the expected synergies and value creation from the transaction will not be realized; the inability to retain key personnel; and incurrence of significant costs in connection with the transaction. For further information on these known and unknown risks, please see “Risk Factors” included in TerraForm Power’s most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the Securities and Exchange Commission (“SEC”) and in Brookfield Renewable’s Form 20-F and other risks and factors that are described therein and that are described in Brookfield Renewable’s and BEPC’s joint preliminary Form F-1 and prospectus filed with the SEC and the securities regulators in Canada.

The foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this communication and should not be relied upon as representing our views as of any subsequent date. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law.

Additional Information and Where to Find It
This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC. Any solicitation will only be made through materials filed with the SEC. Nonetheless, this communication may be deemed to be solicitation material in respect of the transaction by Brookfield Renewable and TerraForm Power. Brookfield Renewable and BEPC expect to file relevant materials with the SEC, including a registration statement on Form F-4 that will include a proxy statement of TerraForm Power that also constitutes a prospectus of Brookfield Renewable and BEPC (the “F-4”). This communication is not a substitute for the registration statement, definitive proxy statement/prospectus or any other documents that Brookfield Renewable, BEPC or TerraForm Power may file with the SEC or send to shareholders in connection with the transaction. SHAREHOLDERS OF TERRAFORM POWER ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC (IF AND WHEN THEY BECOME AVAILABLE), INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION.

Investors and security holders will be able to obtain copies of the F-4, including the proxy statement/prospectus, and other documents filed with the SEC (if and when available) free of charge at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by Terraform Power will be made available free of charge on Terraform Power’s website at http://www.terraformpower.com/. Copies of documents filed with the SEC by Brookfield Renewable and BEPC will be made available free of charge on Brookfield Renewable’s website at http://bep.brookfield.com/. Such documents are not currently available.

Participants in Solicitation
TerraForm Power and its directors and executive officers, BEPC and its directors and executive officers, and Brookfield Renewable and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of TerraForm Power common stock in respect of the transaction. Information about the directors and executive officers of TerraForm Power is set forth on its website at http://www.terraformpower.com/. Information about the directors and executive officers of Brookfield Renewable is set forth on its website at http://bep.brookfield.com/. Information about the directors and executive officers of BEPC will be set forth on its preliminary Form F-1. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus regarding the transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Non-solicitation
No securities regulatory authority has either approved or disapproved of the contents of this communication. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.